April 1, 2009

VIA EDGAR

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Attn:	Mark P. Shuman Legal Branch Chief

Re:	B.O.S. Better Online Solutions Ltd. Registration Statement on Form F-3 Filed June 30, 2008 File No. 333-152020

Ladies and Gentlemen:

On behalf of B.O.S. Online Solutions, Ltd., an Israel corporation (“BOS” or the “Company”), we have set forth below the Company’s proposed response in the Staff’s comment letter dated July 23, 2008, with respect to the Registration Statement on Form F-3. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

General

1.	Please tell us why you believe the company is eligible to register this transaction on Form F-3. If you believe that Form F-3 is available in reliance on General Instruction I.B.5., please comply with the instructions to that General Instruction.

We believe that the Company meet the conditions set forth under General Instruction I.B5 of Form F-3. In this regard, the Company has indicated on the cover of the Prospectus that it has not sold any securities pursuant to Instruction I.B.5.of Form F-3 during the period of 12 calendar months immediately prior to the date of the Registration Statement. In addition, the Company is not a “shell company” and has not been a shell company for more than 12 months and its ordinary shares are traded on the Nasdaq Global Market.

Calculation of Registration Fee

2.	You state in footnote 1 that the securities being offered in the primary offering may be sold “with other offered securities.” Please explain the other securities to which you refer.

The Company has removed the reference to “other offered securities.”

Selling Shareholders, Page 18

3.	With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. See regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company has complied with the Staff’s comment. We note that with respect Yuvalim Provident and Hishtalmut Fund Management Ltd., Yuvalim Pension Fund Ltd. and K.G.M. Provident Fund and Hishtalmut Fund, the Company has been advised that each fund is managed by different investment managers who hold voting and dispositive power over the shares held by such fund as trustee for the fund’s members.

4.	Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Please be advised that all selling securityholders who are registered broker deals who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of brother-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has complied with the Staff’s comment.

5.	Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company does not appear to be complete and should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holders, and the private placement agent, if any. Please present this information in a concise and easy-to-understand fashion and provide us with clearly labeled courtesy copies of the underlying documents that govern the rights of the security holders as they relate to the resale offerings.

The Company has complied with the Staff’s comment.

Exhibit 5.1, Opinion of Amit, Pollak, Matalon & Co.

6.	Please confirm your understanding that the company will need to file an amended legal opinion as an exhibit for each takedown of the unallocated shelf offering pursuant to Rule 462 (d) of the Securities Act.

The Company confirms its understanding that an amended legal opinion is required to be filed as an exhibit for each takedown of the unallocated shelf offering pursuant to Rule 462 (d) of the Securities Act.

7.	We note that the opinion of counsel does not state whether the warrants are binding obligations. As the warrants establish contractual commitments to holders of warrants that are similar to indebtedness, counsel’s opinion should address whether each class of warrants is a binding obligation of the company.

Counsel’s opinion was revised in accordance with the Staff’s comment.

On behalf of the Company, we acknowledge that:

š should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

š the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

š the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially, /s/ Brian Brodrick Brian Brodrick